AMENDMENT TO

INVESTMENT ADVISORY AGREEMENT

The following amendment, effective December 31, 2010, is made to the Investment Advisory Agreement, by and between Maxim Series Fund, Inc. (the “Fund”) and GW Capital Management, LLC (the “Adviser”), dated December 5, 1997, as amended, (the “Agreement”), and is hereby incorporated into and made a part of the Agreement.

1.	Article II, Section A is amended by adding the following:

As compensation for its services with respect to the Fund, the Adviser receives monthly compensation at the annual rate of 0.60% of the average daily net assets of the Maxim S&P MidCap 400® Index Portfolio, 0.70% of the average daily net assets of the Maxim International Index Portfolio, and 0.12% of the average daily net assets of the Maxim SecureFoundationSM Lifetime 2020 Portfolio, Maxim SecureFoundationSM Lifetime 2030 Portfolio, Maxim SecureFoundationSM Lifetime 2040 Portfolio and Maxim SecureFoundationSM Lifetime 2050 Portfolio.

2.	Article II, Section B is amended by adding the following as the fifth paragraph thereof:

With respect to the Maxim SecureFoundationSM 2020 Portfolio, Maxim SecureFoundationSM Lifetime 2030 Portfolio, Maxim SecureFoundationSM Lifetime 2040 Portfolio, and Maxim SecureFoundationSM Lifetime 2050 Portfolio, the Adviser shall be responsible for all expenses incurred in performing the services set forth in this Agreement and all other expenses, except that the Fund shall pay all distribution and other expenses incurred under a plan adopted pursuant to rule 12b-1 under the Investment Company Act and any extraordinary expenses, including litigation costs.

3.	Article II, Section B is amended by adding the following as the sixth paragraph thereof:

Notwithstanding the preceding paragraphs of Section B, above, with respect to the Class L shares of the Portfolios, as applicable, the Adviser shall be responsible for all expenses incurred in performing the services set forth in this Agreement and all other expenses, except that the Fund shall pay all distribution and other expenses incurred under a plan adopted pursuant to rule 12b-1 under the Investment Company Act and any extraordinary expenses, including litigation costs.

4.	In the event of a conflict between the terms of this amendment and the Agreement, the terms of this amendment shall control.

5.	This amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

6.	Except as amended by this amendment, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed in their names and on their behalf by and through duly authorized officers.

GW CAPITAL MANAGEMENT, LLC
(d/b/a Maxim Capital Management, LLC)

Attest:	/s/ R.L. Logsdon	By:	/s/ S.M. Corbett

Name:	R.L. Logsdon	Name:	S.M. Corbett

Title:	Assistant Vice President, Counsel & Secretary	Title:	President & Chief Executive Officer

MAXIM SERIES FUND, INC.

Attest:	/s/ R.L. Logsdon	By:	/s/ M.C. Maiers

Name:	R.L. Logsdon	Name:	M.C. Maiers

Title:	Assistant Vice President, Counsel & Secretary	Title:	Chief Financial Officer, Treasurer & Investment Operations Compliance Officer

2